October 22, 2014

Elisabeth Bentzinger

Counsel

Disclosure Review and Accounting Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E. (Mail Stop 5-6)

Washington, D.C. 20549

ATTN: Document Control – Edgar

RE:	RiverSource Life Insurance Company

RiverSource Variable Account 10 (“Registrant”)

Post-Effective Amendment No.2 on Form N-4

File Nos. 333-186218/811-07355

Dear Ms. Bentzinger:

This letter is in response to Staff’s comments received via teleconference on October 9, 2014 for the above-referenced Registration Statement filed on or about August 26, 2014. The Staff’s comments and our responses are outlined below.

1.	General Comments

a.	In general, Income Guide program has the potential to mislead investors into believing the company provides investment advice, in particular that current withdrawals would be sustainable and recommends the owner’s actions to have sustainable income. Also, some wording such as “More Available” suggests recommending other ways to invest income amount. Please explain supplementally the legal basis why the program has no investment advice element.

Response:

Income Guide and Investment Advice under the Investment Advisers Act

Section 202(a)(11) of the Investment Advisers Act defines an investment adviser, in pertinent part, as:

“[A]ny person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation as part of a regular business, issues or promulgates analyses or reports concerning securities…”

There are three elements involved in determining whether investment advice is being provided:

1.	providing advice, or issuing reports or analyses, regarding securities;

2.	being in the business of providing such service; and

3.	providing such services for compensation.

Additionally, the Staff stated in “General Information on the Regulation of Investment Advisors” a broad list of situations where a person may be considered an investment adviser. These include, but are not limited to:

•	a person or firm holds himself or itself out as an investment advisor or as providing investment advice;

•	a person or firm receives separate or additional compensation for providing advice about securities;

•	a person or firm typically provides advice about specific securities or specific categories of securities; and

•	if advice or reports relate to securities.

•	advice could include “advice in the form of statistical or historical data (unless the data is no more than an objective report of facts on a non-selective basis).”[1]

There are several factors that firmly anchor Income Guide in the realm of furnishing information rather than providing investment advice.

Income guide is a mechanical program to help ensure an annuity contract is not depleted. Investment advisers provide investment advice. Because investment advisers are positioned to provide guidance on a truly individualized basis, RiverSource would typically expect annuity contract owners to consult a financial adviser if they need advice on whether to modify their withdrawals.

Income Guide expressly uses a table of increasing age-based withdrawal percentages (“Prudent Income Percentages”) based on a predetermined mathematical calculation using a set of assumptions. The program compares the current actual withdrawal rate of an annuity against the Prudent Income Percentage multiplied by the current contract value, yielding a corresponding “Income Guide Status.” Periodic reporting compares the current withdrawal rate to the current Prudent Income Amount and ascribes 4 statuses that are descriptively generic. Each Income Guide Status represents a predetermined range that the current withdrawal rate deviates from the current Prudent Income Amount.

It is important to emphasize that the predetermined assumptions used in deriving the “Prudent Income Percentages” are not specific to any individual and do not provide any advice as to the investment in any specific underlying security or any specific asset allocation strategy.

The information provided in connection with Income Guide does not advise others “as to the value of securities or as to the advisability of investing in, purchasing, or selling securities.” The program merely multiplies the predetermined Prudent Income Percentage by the current contract value and provides generic output in the form of the 4 different statuses. The generic output is applied to each contract utilizing the same calculation methodology. Income Guide is an on-going calculation where the only value that is not predetermined is current contract value. All other values are not specific to any contract owner or program participant.

[1]	See, “General Information on the Regulation of Investment Advisers” and the section “Who Is an Investment Adviser?” at www.sec.gov/divisions/investment/iaregulation/memoia.htm

A single set of predetermined and pre-disclosed assumptions not individually tailored and used to create a generic table of increasing withdrawal percentages to age 95 is not advice or reports related to securities. The reporting provided and the statuses used are generic and only convey that the current rate of withdrawal deviates by a set amount that is greater than or less than the current Prudent Income Amount.

Very distinct from investment advice, Income Guide provides factual information derived from a universally applied mathematical calculation.

In our prospectus supplement we disclose specifically that Income Guide is not considered, nor should be construed, as investment advice. We do not receive separate or additional compensation in connection with Income Guide. We do not provide advice about specific underlying securities or a specific category of securities in which to buy or sell.2

We also note that the Staff expressed in a number of comments concern over whether contract owners understand that the values used in Income Guide are non-specific to any individual contract and whether investors understand that individual experience will result in deviation from the assumptions used in the program. We believe, in addition to the arguments expressed above, the extensive modifications to the supplement disclosure in response to Staff comments makes it clear that Income Guide is not investment advice, is not individualized to any particular investment allocation or contract owner, and that experience in taking withdrawals and making adjustments is subject to variation.

Use of the Term “Sustainable”

Based on your comments we have considered how we use the term “sustainable.”

The Income Guide program helps create a sustainable income stream. If a contract owner, with the help of an adviser if they choose, adjust income under the program it is highly unlikely they will run out of money. It is important to note that the 90% probability of the Prudent Income Amount lasting assumes the contract owner never adjusts their withdrawal amount. If they do adjust the amount, it is highly unlikely the annuity will run out of money. For example, a contract owner electing to continually adjust their withdrawal amount would need to experience a negative net underlying fund return of -12% each year.3

We no longer use the term “sustainable” in reference to the Prudent Income Percentages or the Prudent Income Amount. In the context of the Income Guide statuses, we have changed our definitions to be not as definitive by describing statuses as “currently sustainable,” “may not be sustainable,” or “current withdrawals are at point where you may consider additional options.” Sustainability is only used in a qualified and generic manner to convey the possibility of pre-set deviations from the current Prudent Income Amount.

We believe the use of this term in light of our extensive modification to our supplement will not result in misleading investors. We have also clarified with respect to “sustainability” that withdrawal amounts can be continually reduced during extended down markets.

[2]	We do use a bond/equity mix as an assumption in creating the Prudent Income Percentages. However, we do not specify any categories of bonds or equities in the assumption used and we make no specific recommendation to invest in any class or classes of securities or to follow any particular asset allocation strategy.
[3]	This assumes a 65 year old contract owner with a beginning contract value of $100,000.00. Note the program assumptions include a 1.0% assumption on M&E fees and returns are net of any underlying fund fees.

The “More Available” Status

The sole purpose behind the “More Available” status is to notify program participants when their Prudent Income Amount is 25% or greater than their current withdrawal amount. We are merely generically reporting that there is a current significant positive deviation from the “current withdrawal amount.” We do not specifically advise any individual on what to do, we merely notify of them of the significant positive deviation and that they may want to consider other options with respect to the excess (more) that is available.

Finally, to the extent aspects of this status may be construed as misleading, we believe disclosure modifications being made in response to other Staff comments addresses this concern.

Use of the Word Prudent

Prudent can be defined as “[c]ircumspect or judicious in one’s dealings; cautious.”4

We believe the use of the term “prudent” used in the terms Prudent Income Percentages and Prudent Income Amount are reasonable. The predetermined static assumptions used to calculate these amounts yield a Prudent Income Amount that has a minimum 90% probability of lasting for the duration of the program. A 90% rate of success seems by definition to be “prudent” in that it would be judicious or cautious.

We do not feel investors would be misled into thinking these predetermined values5 are investment advice – nor do we think the use of these terms in and of themselves is misleading. Finally, we make clear through our disclosure that Income Guide is a mathematical calculation and the output provided across the four Income Guide Statuses is generic.

b.	The prospectus restricts additional purchase payments when a systematic withdrawal (surrender) program is in place. If this is the case, disclose that additional purchase payments are not allowed in connection with Income Guide.

Response: Additional purchase payments are not restricted with Income Guide. We have also added language to remove the restriction on page 1 of the supplement.

c.	Please make clear that the daily fluctuation in the Prudent Income Amount does not guarantee or result in a steady stream of income.

Response: We added the following disclosure in bold text to the section of the supplement describing the Prudent Income Amount

Since the Prudent Income Amount is calculated daily and fluctuates based on age and current contract value, the program does not guarantee or result in a steady stream of income or provide a contract value.

d.	On page 3 of the prospectus supplement in the “Prudent Income Amount” section provide disclosure that the Prudent Income Amount does not provide a cash value.

Response: See response to comment 1.c. above.

[4]	Black’s Law Dictionary, 7th Ed.
[5]	We do note that the contract value is not predetermined – but we do not create this value, rather the unique investment experience of each contract creates this value.

e.	Refer to “annuity income” in another way. References to annuity income could be confused with annuity payments as part of an annuitization.

Response: The term “annuity income” has been replaced with a term “annuity withdrawal amount.”

f.	Reconcile the statement that RiverSource and the financial advisor do not determine withdrawal amounts with other statements such as Income Guide is designed to assist the contract owner in consultation with a financial advisor on monitoring and determining withdrawal amounts.

Response: We modified the paragraph stating the RiverSource and the financial advisor do not make decisions with respect to determining changes to withdrawal amounts or investment allocations.

As part of the Income Guide program, we provide you with information regarding your annuity withdrawal amount, but we do not determine whether to make adjustments to your withdrawal amount or investment allocation. You need to decide what changes or adjustments may be right for you, or whether to seek the assistance of a financial advisor in making any decisions, based on the information provided and your given needs and circumstances.

2.	Cover page

Please disclose the name of depositor and separate account and the date of the prospectus to which supplement relates.

Response: We have revised the table referencing prospectuses supplemented to include names of the depositor, the separate account and the date of the prospectuses to which the supplement relates.

3.	Introduction

In the “Income Guide Program” section that summarizes the program on page 1 of the supplement:

a.	disclose the “Prudent Income Amount” upfront, and move the underlying assumptions to this summary section, as well as providing further explanation of the 90% probability of withdrawals lasting for the duration of the program.

Response: We have moved the three factors used to calculate the Prudent Income Amount to this section. We have also added the following language in further explanation.

The current Prudent Income Amount is determined by multiplying the current contract value by the current Prudent Income Percentage. Based on the program assumptions, there is a minimum 90% probability that if the exact current Prudent Income Amount is taken and no other adjustments are made for the duration of the program, withdrawals at that amount would last for the remaining duration of the program. Please refer to the Prudent Income Amount section below for details on the assumptions we used to create the Prudent Income Percentages and the operation of the Prudent Income Amount.

We did not move all of the underlying assumptions used to calculate the “Prudent Income Percentages” as it started, along with other comments addressed, to make the summary section too long. However, we believe the upfront summary coupled with further explanatory detail in the Prudent Income Amount section of the supplement (as revised) addresses this comment.

b.	in the second paragraph, second sentence, you state a determination is made on the “current status,” consider adding what the current status means and include information on the current status and how that relates to sustainability.

Response: We added the following clarifying language to the second paragraph.

The current status provides you information on the current sustainability of your current rate of withdrawal by comparing it to the current Prudent Income Amount. We describe your current rate of withdrawal as On Track as long as the Prudent Income Amount is not more than 10% lower than the current withdrawal amount.

c.	reference is made to “systematic withdrawals” but the term “automated systematic surrender” is used, consider synchronizing this terminology.

Response: The term “automated partial surrender” is utilized in the prospectus to describe systematic withdrawals. We have added a new second paragraph under the “The Income Guide Program” section of the supplement:

For the purpose of Income Guide program, the term “systematic withdrawals” is the same as “automated systematic surrender” in the and prospectus,

d.	disclose prominently the consequence of withdrawals, including taxes, surrenders, and the pro-rata reduction of other benefits.

Response: We added the following paragraph immediately above the final paragraph of the “Income Guide Program” section of the supplement.

Any withdrawals you make from your contract may result in surrender charges, taxes and penalties, and a proportional reduction in other contract benefits, including optional benefits for which you may pay an additional charge.

4.	Program Availability

a.	In the “Program Availability” section on page 2, in item number 3 under the eligibility requirements clarify in plain English what is meant by “systematically equal periodic payments.” In addition, with respect to item number 4 under the eligibility requirements clarify what is meant by “gross basis.”

Response: With respect to “systematically equal periodic payments,” we substituted “substantially” for “systematically” to be consistent with the terminology in the Internal Revenue Code and added the following sentence to provide clarity.

These payments are calculated in part using your life expectancy and place limits on the ability to increase withdrawals beyond a certain amount without incurring tax consequences.

We modified item 4 containing the reference to “gross basis” by adding the following parenthetical to clarify what is meant by gross.

(meaning you may not elect to set your withdrawal amount net of surrender charges or market value adjustment)

b.	In the “Program Availability” section under the list of conditions under which Income Guide automatically terminates, clarify in plain English what is meant by “systematically equal periodic payments.” Also consider adding additional termination conditions where appropriate for instances where: a program participant is no longer the owner or annuitant and; if ownership ends. Clarify whether termination due to “annuitization” includes any “partial annuitization.”

Response: With respect to “systematically equal periodic payments, we revised this to reflect the changes we made in response to comment 4.a. The termination conditions list has been revised by adding the following:

(7) Your contract terminates for any reason, including full surrender, the contract value reaches zero, or when you annuitize your entire contract (this does not apply to partial annuitziations which are permitted while you participate in Income Guide).

A change in ownership does not terminate the Income Guide program. In the event of an ownership change, the Income Guide program would not terminate, but systematic withdrawals are automatically stopped. To address this fact, we added the following sentence immediately at the end of the list of termination events.

In the event of a change in ownership, systematic withdrawals are suspended, but you would continue to be enrolled in the Income Guide.

We also modified the third paragraph following the table of Income Guide statuses in the “Withdrawal Monitoring and Reporting” section of the supplement by adding the following as the second sentence to that paragraph.

Also, remember that a change in ownership will automatically suspend systematic withdrawals.

5.	Enrolling in the Income Guide program

a.	In the “Enrolling in the Income Guide Program” section on page 3, you state in the first paragraph that you require the “sex” of each participant at the time of enrollment. If gender is not a factor in the assumptions under the program, clarify why the sex is required at enrollment.

Response: While we do not require gender specific information to calculate amounts under the program, it is important data to know the make-up of the pool of participants. Because gender is not a factor in calculating the Prudent Income Amount, the last sentence of the paragraph has been revised as follows to clarify that age is the factor used to calculate the Prudent Income Amount.

We use the age provided at enrollment to calculate the Prudent Income Amount.

6.	Prudent Income Amount

In “The Prudent Income Amount” section on page 3 where the Prudent Income Percentage assumptions are listed, consider adding disclosure that:

a.	the assumptions are not particularized or individualized other than with respect to age and contract value.

Response: We added the following disclosure immediately following the bulleted list of the factors used to calculate the Prudent Income Percentages.

It is important to remember that only the age of the participant and the contract value are specific to your contract. All of the factors used in determining the Prudent Income Percentages are general and not individualized or otherwise customized to you, your contract allocation, or any other circumstances specific to you.

b.	the owner’s particular circumstances would likely differ which would affect the “Prudent Income Amount” and the probability of withdrawals lasting for the projected period of time for that contract owner.

Response: We added the following disclosure immediately after the list of factors that could impact your experience with respect to Income Guide.

Since these assumptions are not customized to you, your circumstances will differ and the probability of withdrawals (without adjusting under the program) lasting for the duration of the program may be higher or lower than the probability used in developing the Prudent Income Percentages.

c.	the contract value may be depleted before age 95 even if the owner follows the program and makes withdrawal adjustments.

Response: As mentioned in the introduction to this response, the 90% minimum probability assumes no income adjustments. If a client adjusts under the program, it is highly unlikely that the contract value will be depleted prior to age 95. This is because the Prudent Income Percentage is multiplied by the contract value to obtain the Prudent Income Amount. If you followed the program and continually adjusted your withdrawal amount, your contract would only run out of money in extreme circumstances. However, what is more likely to occur in a protracted down market is a continual reduction in the Prudent Income Amount and, if you follow the program, an on-going decline in the amount of income that is available under the program. To take this into account, the following has been added to the paragraph immediately following the list of factors that could impact your Income Guide status.

In addition, during long-term periods where your contract value is performing negatively, you will need to continuously decrease the amount of your withdrawal to stay in the “On Track” status. Also, while unlikely, your contract value may be depleted before age 95 even if you follow the program.

d.	the actual underlying fund fee assumptions being used.

Response: We do not have any set underlying fund fee assumption. The return assumptions utilized are assumed to be a return net of any fund fees. The reason this was done is that underlying fund fees can vary. This is why we disclosed that assumed investment returns are net of any underlying fund fees.

e.	In the third paragraph following the table showing the “Prudent Income Percentages” on page 4 of the supplement, you state that the “Prudent Income Amount” is designed to provide a “partial drawdown” of the annuity contract value. Please explain supplementally what is meant by that term and whether it is an appropriate characterization of how the program operates. Also in the last sentence of the same paragraph, change the part of the last sentence stating that withdrawals matching the current “Prudent Income Amount” “will” increase the likelihood of the contract value lasting for the duration of the program to “may.”

Response: We modified “will” to “may” with respect to the likelihood of contract value lasting for the duration of the program. The term “partial drawdown” is meant to enhance further the concept that Income Guide is not designed to preserve principal. Since the Prudent Income Percentages increase with age, a lower account value is required over time to support a specific level of withdrawals.

To provide further clarity, we have modified this paragraph to read as follows.

By increasing with age, the Prudent Income Percentages result in less contract value being required to sustain the same current withdrawal amount. As a result, the Prudent Income Amount is not designed to preserve the level of your contract value. Following the monitoring program, however, including making adjustments to your rate of withdrawal over the life of the program, may increase the likelihood that your contract value will not be exhausted prior to the end of the program.

f.	In the list of factors on page 5 of the supplement that describe how contract experience could impact the Income Guide status and sustainability of withdrawing the “Prudent Income Amount,” consider making this list more prominent by moving it to page 3 of the supplement and describing the impact of these items against the assumptions used in calculating the “Prudent Income Amount.”

Response: To address your comment, this list has been moved and follows the bulleted list of factors used to calculate the Prudent Income Percentages. For a description of impacts, see our response to 6.b. above. We also have added the following which appears as the second paragraph beneath the table describing program statuses in the “Withdrawal Monitoring and Reporting” section of the supplement.

Remember your experience during the program will vary. For example, if you experience higher returns, lower volatility, or make additional purchase payments, then the result is a more positive experience than assumed. In contrast, if you experience lower returns, higher volatility, fees, or you make additional withdrawals, then the result is a more negative experience than assumed.

g.	Item number 3 in the list of factors on page 5 states “additional purchase payments to the contract” as a factor in impacting the sustainability of withdrawing the “Prudent Income Amount.” Please reconcile this with the fact that in the prospectus it states that additional purchase payments are not permitted if a systematic withdrawal program is elected.

Response: Additional purchase payments are permitted under Income Guide. See also our response to comment 1.b. above.

7.	Example of Prudent Income Calculation

PIA Assumptions

a.	Disclose who derived the Prudent Income Amount assumptions. For example, if it is RiverSource, disclose that fact.

Response: It is RiverSource Life Insurance Company. The first paragraph of The Prudent Income Amount section has been revised to read as follows.

We use your current age, contract value, and Prudent Income Percentage to calculate your current Prudent Income Amount. We may modify the factors used to calculate your Prudent Income Amount at any time and in our sole discretion. We, RiverSource Life Insurance Company, solely determined what assumptions to use in deriving the Prudent Income Amount.

b.	Explain supplementally why is the use of the terms “prudent” in terms like “Prudent Income Amount” and “Prudent Income Percentage” is not misleading to investors, in part consider the following.

•	Explain why the assumptions are prudent: if someone is paying a higher M&E fee such as 1.85% rather than the 1.00% amount assumed; is invested in subaccounts with higher management fees than assumed; is invested with a higher allocation to equity-based subaccounts; may experience greater volatility than assumed; and experience returns lower than assumed. Consider adding disclosure around this potential variation.

Response: These assumptions we considered to be reasonable based on a typical RiverSource annuity purchaser. The most common class of contract we have has a base M&E of 0.95% or 1.10% for the first 10 years, and all classes of our contracts have the M&E drop to 0.95% after 10 years. Most current purchasers do not purchase optional benefits and contracts that include a living benefit rider cannot elect Income Guide. In addition, our response to other comments has enhanced disclosure that deviation from the assumptions will result in a variation of experience.

•	Because the assumptions used are fixed, explain what aspects are random and why a series of simulations was done. Explain how variations can exist when returns are assumed to be fixed.

Response: The purpose of the simulations is to derive a set of Prudent Income Percentages that would result in a limited number of adjustments a contract owner would experience. One thousand simulations were tested under a Monte Carlo process with random returns. In this type of process, random returns are generated to match certain criteria/inputs, namely the average return and overall volatility of returns outlined in the assumptions provided. So in this sense, the assumptions are fixed, but the returns in the simulation are not. See also the disclosure added in response to comment 6.f. above.

•	Explain whether assumptions are the same across all contracts under the program, regardless of variation in M&E, fund expenses and demographics.

The assumptions are the same for all contracts electing Income Guide.

•	Please explain supplementally on when or how new simulations will be run. Will the assumptions change to ensure the probability remains the same and how and when assumptions will be reevaluated and communicated to contract owners?

Response: The simulations were run to validate a 90% success rate of the Prudent Income Percentages with no changes in the withdrawal amount. No additional projections are needed after this step. While we reserve the right to change the assumptions and the Prudent Income Percentages, we have no current plans to change them and we do not anticipate changing them on a regular basis. If the assumptions change, contract owners will be notified by a supplement to the prospectus.

•	Revise the disclosure “net of fund fees” to be specific on the fees assumed. What about other charges such as those related to optional death benefits, the contract administrative charge. The maximum of each such charge not included should be identified.

Response: We added the following sentence that specifies return assumptions are net of fees to clarify that the assumptions do not include underlying fund fees, because fund fees differ by fund.

We did not assume any specific underlying fund fees in the return assumption.

Rather than adding into the assumptions every possible maximum charge, we believe the following disclosure we have added immediately after the new disclosure on underlying fund fee assumptions will effectively address this concern.

Other contract charges, if they apply to you, were not included in the assumptions. This includes the contract administrative charge, surrender charges, and charges associated with optional benefits available under the contract. The “Charges” section of the prospectus provides additional details on the amount and applicability of these charges.

•	Please disclose the risk that the RiverSource may err with respect to the assumptions used in the simulations which may result in income not lasting to age 95.

Response: We think this use of the word “err” is not descriptive. All contract owners will have experience different than the assumptions. To clarify this, we have modified the last paragraph of disclosure in the “Withdrawal Monitoring and Reporting” section of the supplement to read as follows.

Income Guide does not take into account your unique financial situation, including how you allocate your contract value to available investment options, the allocation of your contract value to equities or bonds and how it has, or will, perform. In addition, the fees and charges we assumed in calculating values under the program may differ from the actual fees and charges on your contract. All of these differences can result in a wide range of variations with respect to how often your status changes and how often you may want to make adjustments to your withdrawals. You must decide whether to modify withdrawals or take any other action with respect to your contract based on the status we report, and whether to consult your financial advisor.

We believe the above revisions along with others we have made to our disclosure address these concerns. In addition to the above, see our response to comment 1.a.

c.	Please explain supplementally the reason you use an M&E assumption of 1.0%. Add disclosure clarifying the proportional reduction occurring with other benefits (e.g., the death benefit) in connection with the systematic withdrawals being taken.

Response: We used this assumption because it is typical of a RiverSource annuity purchaser. Our most common classes of contracts have a based M&E of 0.95% or 1.10% for the first 10 years, and 0.95% after 10 years for all contract classes. We have disclosed that variations in the assumptions we used will result in variations of experience. For added disclosure on the proportional reduction of benefits, see our response to comment 3.d.

d.	When discussing “Prudent Income Percentage” add disclosure that the higher percentage does not mean an increase in the “Prudent Income Amount” and that the higher percentage does not protect against inflation.

Response: We add the following disclosure following the table that shows the Prudent Income Percentages.

Although the Prudent Income Percentage increases with age, the Prudent Income Amount may not increase over time because a decreasing contract value can more than offset any increase in the Prudent Income Percentage. An increase in the Prudent Income Percentage does not protect against inflation.

e.	In the table of “Prudent Income Percentages”, explain why the percentages do not remain fixed in the 8 years before age 95 since the assumption is 8 years or to age 95.

Response: We made a design determination with respect to the program and it is to have these rates gradually increase for the entire duration while maintaining the minimum probability of success rate at 90%.

f.	Please clarify what occurs at the maximum age 95 annuitization start date. Please clarify whether there is an ability to extend.

Response: We permit contract owners to delay the annuitization start date beyond age 95, to the extent allowed by applicable state law and tax laws. The program ends on the contract anniversary after any participant reaches age 95 (younger participant in the case of the joint option). There is no ability to extend the program past this point.

g.	Discuss likelihood of meeting the 90% probability when you fall outside of the assumptions used in the “Prudent Income Amount.”

Response: The 90% probability was based on making no changes to the current withdrawal amount. If participants adjust their income over time, they are highly unlikely to run out of money. All contract owners will have different experiences because we use a single set of assumptions that are not specific to any contract or contract owner. The result of different client experiences will be that the number of potential adjustments that occur for the duration of the program will vary depending on individual experience.

h.	In the last paragraph on pg.3, remove reference to “your” contract value since all assumptions are hypothetical.

Response: We removed the reference to “your” contract value.

i.	In the “Example of a Prudent Income Amount” calculation on page 5 of the supplement the example focuses on the calculated withdrawal amount and status. Consider focusing the example around an actual withdrawal amount and how that might be higher or lower than the “Prudent Income Amount.”

Response: We reviewed the example and believe that is still shows how the amounts can be higher or lower. Since status reporting is part of the program, we feel the way the example is now shows a more complete picture.

8.	Withdrawal Monitoring and Reporting

a.	Consider moving the “Withdrawal Monitoring and Reporting” section so that it precedes the “Prudent Income Amount” section on page 3.

Response: We moved this section to precede the “Prudent Income Amount” section.

b.	In paragraph 2 of this section describing the status and sustainable and unsustainable withdrawals, tie into this discussion the 90% probability used in the assumptions.

Response: We modified the second paragraph of this section to read as follows.

For purposes of Income Guide and the statuses we provide as part of withdrawal monitoring and reporting, when we describe a withdrawal amount as “currently sustainable” it means the Prudent Income Amount is in a range from 10% less than up to 25% more than your elected annual withdrawal amount. In contrast, we may describe a withdrawal amount as “may not be sustainable” if the Prudent Income Amount is more than 20% below your elected annual withdrawal amount. In instances where your current rate of withdrawal is below the current Prudent Income Amount, the probability of sustainability based on program assumptions increases. In instances where your current withdrawal rate is above the current Prudent Income Amount, the probability of sustainability based on program assumptions decreases.

We also modified the table describing statuses by adding “program assumptions” as a factor upon which income is projected as currently sustainable or that it may not be sustainable. When discussing 90% with respect to probability, we refer to this as a “minimum” based on program assumptions.

c.	When you describe periodic reporting on page 5 of the supplement, disclose how often this reporting occurs and more specific information on when a status change is reported.

Response: We modified the third sentence of the first paragraph under “Withdrawal Monitoring and Reporting” to read as follows.

This includes a detailed annual report we provide on each contract anniversary and a brief summary on the consolidated statements you receive either monthly or quarterly.

We do not provide any supplemental reporting to contract owners on a status change, however, clients have access online with daily updated values. To clarify and disclose the need to depend on period reporting, we added the following sentences immediately preceding the last sentence in the first paragraph in the “Withdrawal Monitoring and Reporting” section.

We provide no other reporting, so you should review your consolidated statement and annual report to see if your status under the program has changed. You also can review your current daily status by accessing your account on ameriprise.com.

d.	In the table on page 5 that describes each Income Guide status, what are the probabilities for sustainability in each status – how do they differ from the 90% probability with respect to the “Prudent Income Amount.” If there are probabilities associated with the status, please disclose.

Response: The Prudent Income Percentages are designed as basic non-unique benchmark. From a program design stand-point, no probabilities have been assigned to the various statuses. Rather, we defined the statuses based on how close the actual withdrawal amount is to the current Prudent Income Amount.

e.	In the table on page 5 the “On Track” status is described. Please add disclosure that the “On Track” status range does not equal a 90% probability of sustainability, as the 90% probability of sustainability only applies to the “Prudent Income Amount.”

Response: The modified the “On Track” status disclosure in the table by adding the following sentence to the to the “On Track” status in the table and changing the first sentence by describing the withdrawal amount as “currently sustainable.”

The minimum 90% probability assumed in the program only applies to the Prudent Income Amount and not to the “On Track” status which includes a range above and below the current Prudent Income Amount.

9.	Status “More Available”

a.	Explain supplementally why the “More Available” status does not appear inconsistent with the purpose of the program.

The purpose of the program is to provide a non-guaranteed source of income and to provide information to adaptively withdraw that income. The Prudent Income Percentages are designed to create a general baseline that projects a rate of sustainable withdrawal (minimum 90% success rate) that does not make changes in the income level if you make any adjustments. The idea is that contract owners will have the flexibility to adapt their withdrawals during the course of the program but not make substantial changes – this includes increasing or decreasing withdrawals.

The “More Available” status merely indicates that the current Prudent Income Amount is significantly greater than the current rate of withdrawal. Assuming you decide to adapt by increasing your withdrawal rate to the current Prudent Income Amount, you are not decreasing the withdrawal, rather you are taking excess contract value that yielded a greater Prudent Income Amount and adapting your withdrawal upward to increase your current income.

It also provides contract owners the option to consider other things to do with those gains. There can be any of a number of things a contract owner could do with excess amounts (e.g., gifting, major purchases).

The flexibility to consider options as conditions change is really what an adaptive withdrawal strategy involves. Therefore, the purpose of the program is actually enhanced by the “More Available” status.

b.	Explain supplementally how a recommendation to take additional money out of the annuity contract does not result in it being used as a liquid short term investment rather than the long-term investment purposes of an annuity contract. Why does this not raise suitability concerns?

Response: RiverSource does not make any recommendations as to whether a contract owner should take additional money out of their contract. In the case of an investment adviser or registered representative making a recommendation, the efficacy of a recommendation obviously varies based on specific circumstances. Generally speaking, if you are in point in your life where you are funding your retirement by withdrawing money out of an annuity, that withdrawal strategy in and of itself constitutes a long-term strategy. In cases where contract gains can be used for other purposes while retaining the sustainability of a long-term withdrawal strategy does not turn the use of an annuity from a long-term investment into a short-term investment. Also, we would expect any investment adviser or registered representative assisting someone with making a determination of what to do with an annuity would look at the totality of a customer’s circumstances including any potential consequences associated with increasing withdrawals or taking a lump-sum withdrawal out of the annuity (including any charges, taxes or penalties).

c.	Is the “More Available” intended to promote internal exchanges, potentially violating Section 11of the 40 Act.

Response: No. RiverSource has no intention to promote internal exchanges in connection with the Income Guide program. We do not intend to waive charges or create any other incentives that could be construed as a violation of Section 11. In the event RiverSource offers any exchange program, it will comply with Section 11, either through complying with the Rule 11a-2 safe harbor or by receiving an order from the SEC approving any such program.

d.	Please explain supplementally if AFSI may receive additional commissions or other remuneration if the “More Available” status results in contract value being used for other purposes such as the purchase of other products offered by AFSI. Would the “More Available” status and the increase in “available” income result in AFSI pushing other products?

Response: It is possible AFSI would receive additional commissions or compensation to the extent contract value is used in connection with the purchase of other products. However, there are extensive FINRA rules in general, and state law rules, regarding the replacement of insurance products (including annuities). We believe in particular that suitability rules and corresponding supervision would avoid a situation where additional annuity contract value is utilized to inappropriately purchase another product.

e.	Clarify that an individual statuses are available on www.ameriprise.com

Response: See response to comment 6.c. above.

10.	Potential Benefits of the Income Guide program

a.	Add disclosure to the first paragraph that unlike annuitization, using the program would result in being subject to surrender charges and that in the case of non-qualified contracts you would be taxed less favorably due to the loss of the exclusion ration. Also, clarify the last part of the second sentence “this is done without the added expense or loss of liquidity these forms of income generation can create.” Specifically, clarify that loss of liquidity relates to annuitization and added expense would apply to a living benefit rider.

Response: To address these concerns, we modified the first paragraph of the “Potential Benefits of Income Guide” section of the prospectus to read as follows.

Income Guide can aid you in creating a non-guaranteed stream of income through systematic withdrawals from your contract. This can be beneficial in cases where your need for income is flexible and you do not want to have the added cost of a guaranteed living benefit rider or the loss of liquidity that can be associated with annuitization. This means Income Guide can be a flexible and potentially less expensive way to manage income over time. Remember, however, that when you withdraw money out of your annuity you may be subject to surrender charges and if your contract is non-qualified you would not receive the exclusion ratio available to you if you annuitized resulting in your contract receiving less favorable tax treatment.

b.	In the second paragraph of the “Potential Benefits of the Income Guide Program” add disclosure with respect to the consequences of increasing your withdrawal rate, e.g., added surrender charges and additional taxes.

Response: We added the following sentence to the end of this paragraph.

Please keep in mind increases in the amount you withdraw may be subject to additional surrender charges, taxes and penalties.

c.	Please clarify the purpose of Income Guide. How does the hypothetical probability of withdrawals lasting for the program duration distinguish it from a normal systemic withdrawal program.

Response: We have modified the first paragraph of “The Income Guide Program” section of the supplement by adding the following.

The purpose of the program is to provide reporting and monitoring of withdrawals you take from your annuity through a monthly systematic withdrawal. The reporting and monitoring is designed to provide you information that may assist you in considering whether to adapt your withdrawals over time.

d.	Confirm supplementally that the income guide can be a less expensive way to manage income given the potential additional taxes, surrender charges, and tax penalties.

Response: Our intent was to compare them program with the living benefit riders and charges associated with them. We addresses your comment with our response to 8.a. above.

6.	Potential Risks of the Income Guide program

a.	Contract already provides guarantees other than a non-guaranteed stream of income. Clarify in the first sentence of the first paragraph the purpose of the Income Guide program.

Response: Please see our response to comment 8.c. above.

11.	Enrollment Form

a.	In Part 6 of the Enrollment Form clarify and disclose that the contract owner may run out of money even if withdrawals are made in conjunction with the program.

Response: The first bullet in Part 6 reads now reads as follows.

Income Guide is not a guarantee of income nor is it intended to preserve your principal, and your contract may run out of money. The program compares your annuity income to the Prudent Income Amount to provide you with an ongoing status.

As previously discussed, adapting your withdrawals makes it extremely unlikely that the contract value will be depleted. We believe the general statement that there is no guarantee of income and you may run out of money sufficiently clarifies the non-guaranteed nature of the program.

b.	In the enrollment form there is a reference to “Prudent Income Rates.” Please modify to make the terminology consistent with “Prudent Income Amount.”

Response: The term has been removed from the enrollment form.

c.	Explain the status and the 90% probability used consistent with the annual report and consolidated statement.

Response: We removed the reference to “90% probability” in the enrollment form because after further consideration we feel it is not important with respect to enrollment and that it is better to detail it in the prospectus supplement.

d.	Provide information with respect to the advisor receiving information with respect to the program.

Response: The following revisions have been made to the Part 6. Bullet #4 in the Enrollment Form:

•	As part of the Income Guide program, we provide you with information regarding your annuity withdrawal amount, but we do not determine whether to make adjustments to your withdrawal amount or investment allocation. You need to decide what changes or adjustments may be right for you, or whether to seek the assistance of a financial advisor in making any decisions, based on the information provided and your given needs and circumstances.

e.	State in the enrollment form that systematic withdrawals and the reduction in contract value will proportionally reduce other benefits (e.g., the death benefit).

Response: We have added the following bullet point to Part 6 – Authorization and Acknowledgements:

•	Keep in mind additional withdrawals may be subject to taxes and surrender charges and may proportionately reduce any death benefits.

12.	Consolidated Statement

a.	Please add disclosure that the 90% probability relates to the “Prudent Income Amount” and not the “On Track” status.

Response: We removed the 90% probability reference in the statement.

b.	As previously described with respect to the “More Available” status, add disclosure on the consequences of taking additional withdrawals.

Response: Since all withdrawals may be subject to taxes and surrender charges, the following disclosure has been added on page 2 under the “More Available status:”

Keep in mind, withdrawals may be subject to taxes and surrender charges and will proportionately reduce any death benefits.

c.	Add disclosure that the reporting of the status and the program is not individualized or particularized to a specific contract.

Response: Since the consolidated statement reports current status and the contract value component is specific to each contract owner, we believe the following information included in the definition of “Prudent Income Amount” conveys the non-unique nature of values.

The Prudent Income Amount is calculated by multiplying your current contract value by a Prudent Income Percentage. The Prudent Income Percentages increase with age and are the same for every investor at each age.

13.	Annual Income Guide Program Report

a.	On the first page of the annual report, when more available is depicted, add disclosure on the consequences of increased withdrawals (as previously described).

Response: We added disclosure consistent with our response to comment 11.b. above.

b.	On the first page of the annual report, provide further explanation on what “sustainable” means.

Response: We have refined our use of the term sustainable. We now refer the income over the duration of the program as sustainable if the client makes adjustments. We also refer to the income as “currently sustainable” as long as the client is in the on track category (i.e., Prudent Income Amount is not more than 10% lower than the current withdrawal rate). Also, rather than saying “not sustainable, we have modified to say “may not be sustainable”. Finally, we no longer refer to the Prudent Income Amount as sustainable.

c.	In the first item in the “Important Information about the Income Guide Program” section, provide further disclosure along the lines that even if you make withdrawals based on the “Prudent Income Amount” your contract may run out of money.

Response: The first item in the “Important Information about the Income Guide Program” section already includes disclosure that contract may run out of money. We believe that this disclosure sufficiently emphasizes that contract may run out of the money. As previously discussed, continued adjustments to the amount you withdraw may result in a decreasing withdrawal amount but makes it extremely unlikely that contract value will be depleted. We believe this general statement sufficiently conveys that Income Guide is not guaranteed and that contract value may be depleted.

d.	Reconcile the statement in the third item of the “Important Information about the Income Guide Program” that the advisor does not determine whether to make adjustments with other statements in various materials provided that you should consult an advisor in connection with the Income Guide program.

Response: The following statement has been added:

Each Income Guide status approximates the current sustainability of your income amount. Your status can change over time. Please consult your advisor if you have any questions about your status or need help deciding whether to make any changes to your annuity contract in light of your status. Your Ameriprise financial advisor will not make any automatic adjustments to your income. You should also consider your other income sources and overall investment portfolio when evaluating your income strategy.

We also have included the following statement which corresponds to changes made to the prospectus supplement.

As part of the Income Guide program, we provide you with information regarding your annuity withdrawal amount, but we do not determine whether to make adjustments to your withdrawal amount or investment allocation. You need to decide what changes or adjustments may be right for you, or whether to seek the assistance of a financial advisor in making any decisions, based on the information provided and your given needs and circumstances.

e.	As previously described, consider utilizing a different term than “annuity income” to describe withdrawals as this may be confused with guaranteed annuity payment options.

Response: We modified this term in our supplement (see response to comment 1.e. above), however, we do not feel we need to modify the term in our marketing material.

Our marketing material positions Income Guide as providing income by withdrawing amounts from an annuity and potentially adapting those withdrawals over time. Taken as a whole, we do not believe the utilization of this terminology in these materials could be confused with a fixed and determinable annuitization (which is referred to in our prospectus as an “annuity payout.”

14.	Income Guide Brochure

a.	Prominently disclose the possible consequences of taking withdrawals in connection with the program and the consequences of additional withdrawals with respect to taxes, charges, and a reduction of benefits. Make clear the program is not guaranteed, not backed by the general account of RiverSource, and is not a cash value.

Response: We added the following bullet point in the “You’re in the driver’s seat” section of the brochure.

Additional withdrawals may be subject to taxes and surrender charges and will proportionately reduce any death benefits.

The following statement on page 4 of the brochure specifies that Income Guide does not provide a guarantee.

Though it is not a guarantee of income and is not intended to preserve your principal, the Income Guide program provides easy-to-understand information that can help you feel more confident that your lifestyle income will last for your retirement. And that you are making the most of it along the way.

We did not add information with respect to not being backed by the general account. We have not traditionally included this type of disclosure in our materials, but instead when specifying the general account is providing a guarantee, then we include information about the nature of the guarantee being backed to by the general account and subject to the claims paying ability of the issuer.

b.	Prominently disclose that the assumptions of the “Prudent Income Amount” is not individualized or particularized to a specific contract owner and individual circumstances will likely differ, and different experience will likely result in contract value being depleted.

Response: The following disclosure has been added to the “Understanding your Prudent Income Amount”:

The percentages are the same for every investor at each age. But your Prudent Income Amount will be specific to you because it is based on your current contract value. In addition, your experience with the Income Guide program will differ based on your investment allocations and the number of adjustments you make along the way.

c.	On page 4 of the brochure, revise the statement “you can buffer your portfolio from the impact of losses” as Income Guide does not buffer you from loss.

Response: This statement has been deleted.

d.	On page 5 of the brochure under “You’re in control” the third bullet specifies there are no investment restrictions. You should also state, however, that the program does assume a specific portfolio allocation.

Response: Please see response under 13.b. above.

e.	On page 6 of the brochure, provide an explanation on the meaning of “sustainable.” Also, as previously described, consider a term other than “annuity income” to describe withdrawals from the contract.

Response: We have refined our use of the term sustainable. We now refer the income over the duration of the program as sustainable if the client makes adjustments. We also refer to the income as “currently sustainable” as long as the client is in the On Track status (i.e., the current Prudent Income Amount is not more than 10% below than the current withdrawal amount.) Also, rather than saying “not sustainable, we have modified to say “may not be sustainable.” Finally, we no longer refer to the prudent income levels as sustainable.

f.	On page 7 of the brochure in “Understanding the Prudent Income Amount” state that the 90% probability is tied to the “Prudent Income Amount” and not to the range of the “On Track” status. In addition, state that RiverSource could err in its assumptions used to calculate the “Prudent Income Amount.”

Response: We no longer refer to the 90% probability in the brochure. We believe disclosures around this are best described in the supplement, which we have extensively modified.

g.	On page 8 of the brochure in the box describing potential action under the “More Available” status, explain supplementally what is meant by “changing your investment strategy.” Also, clarify what is meant by “strategy.”

Response: Reference to “changing your investment strategy” has been removed and revised as follows.

h.	On page 9 of the brochure, the depiction of the increase in income does not provide a balanced discussion. Also the concept of “More Available” is inconsistent with managing income. Revise the example to something other than “More Available.”

Response: We modified the brochure removing this example.

i.	On page 9 of the brochure, explain how Linda knows her status (see sentence immediately below the example).

Response: Hypothetical example has been completely revised. Please see revised brochure.

j.	On page 9 of the brochure in the footnote, please confirm the assumptions (e.g., the supplement numbers differ). Also, when stating the “90% probability of success” consider expanding to include that this assumes that it is to “age 95” or 8 years if longer.

Response: Please see response to 13. i. above and revised brochure.

Please note that our marketing materials may subsequently change due to comments from FINRA or corrections as these materials are finalized.

15.	Tandy representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Notwithstanding our comments, in the event the insurance company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: Confirmed.

If you have any questions concerning this filing or responses to the comments, please contact me at (612) 671-8056, or Boba Selimovic at (612) 671-7449.

Sincerely yours,

/s/ Timothy D. Crawford

Timothy D. Crawford

Assistant General Counsel and Assistant Secretary

Supplement dated October 31, 2014 to the prospectuses dated May 1, 2014

Product Name	Prospectus Form #
RiverSource® RAVA 5 Advantage Variable Annuity/RAVA 5 Select Variable Annuity/RAVA 5 Access Variable Annuity (offered for contract applications signed on or after April 29, 2013) issued by RiverSource Life Insurance Company through RiverSource Variable Account 10	S-6594 D (5/14)

RiverSource® RAVA 5 Advantage Variable Annuity/RAVA 5 Select Variable Annuity/RAVA 5 Access Variable Annuity (offered for contract applications signed on or after April 29, 2013) issued by RiverSource Life Insurance Co. of New York through RiverSource of New York Variable Annuity Account	S-6595 D (5/14)

RiverSource® RAVA 5 Advantage Variable Annuity/RAVA 5 Select Variable Annuity/RAVA 5 Access Variable Annuity (offered for contract applications signed prior to April 30, 2012) issued by RiverSource Life Insurance Company through RiverSource Variable Account 10	140463 F (5/14)

RiverSource® RAVA 5 Advantage Variable Annuity/RAVA 5 Select Variable Annuity/RAVA 5 Access Variable Annuity (offered for contract applications signed prior to April 30, 2012) issued by RiverSource Life Insurance Co. of New York through RiverSource of New York Variable Annuity Account	140464 F (5/14)

RiverSource® RAVA 5 Advantage Variable Annuity/RAVA 5 Select Variable Annuity/RAVA 5 Access Variable Annuity (offered for contract applications signed on or after April 30, 2012but prior to April 29, 2013) issued by RiverSource Life Insurance Company through RiverSource Variable Account 10	S-6515 D (5/14)

RiverSource® RAVA 5 Advantage Variable Annuity/RAVA 5 Select Variable Annuity/RAVA 5 Access Variable Annuity (offered for contract applications signed on or after April 30, 2012but prior to April 29, 2013) issued by RiverSource Life Insurance Co. of New York through RiverSource of New York Variable Annuity Account	S-6517 D (5/14)

This supplement describes proposed changes to certain variable annuity contracts (the “Contracts”). Please retain this supplement with your prospectus for future reference.

In the “Making the Most of Your Contract” section of the prospectus under “How to Request a Transfer or Surrender,” the following restriction under “2 By automated transfer and automated partial surrenders” is deleted in its entirety.

•	You may not make additional purchase payments if automated partial surrenders are in effect

We will not restrict additional purchase payments if automated partial surrenders are in effect.

Effective November 17, 2014, the “Making the Most of Your Contract” section of the prospectus is amended by adding the following.

The Income GuideSM Program

Income Guide is an optional service we currently offer without charge. It does not change or otherwise modify any of the other benefits, features, charges, or terms and conditions associated with your annuity contract. The purpose of the program is to provide reporting and monitoring of withdrawals you take from your annuity through monthly systematic withdrawals. The reporting and monitoring is designed to provide you information that may assist you in considering whether to adapt your withdrawals over time.

For the purpose of Income Guide program, the term “systematic withdrawals” is the same as “automated systematic surrenders” in the prospectus.

Income Guide is a withdrawal monitoring service used in conjunction with a monthly systematic withdrawal program you have elected to withdraw contract value from your annuity. The program establishes what we call a “Prudent Income Amount” which is a withdrawal amount we establish based on your contract value, age, and the other program assumptions described below. We calculate the Prudent Income Amount daily using the following factors:

(1)	the age of the participant, (the age of the younger participant under the Joint Option);

(2)	the contract value;

(3)	Prudent Income Percentages.

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The current Prudent Income Amount is determined by multiplying the current contract value by the current Prudent Income Percentage. Based on the program assumptions, there is a minimum 90% probability that if the exact current Prudent Income Amount is taken and no other adjustments are made for the duration of the program, withdrawals at that amount would last for the remaining duration of the program. Please refer to the Prudent Income Amount section below for details on the assumptions we used to create the Prudent Income Percentages and the operation of the Prudent Income Amount.

Income Guide compares the annual total of the monthly systematic withdrawals you have elected and compares this amount to the current Prudent Income Amount we have calculated to determine your current status in the program. The current status provides you information on the current sustainability of your current rate of withdrawal by comparing it to the current Prudent Income Amount. We describe your current rate of withdrawal as On Track as long as the Prudent Income amount is not more than 10% lower than the current Prudent Income Amount.

The program allows you to elect to have withdrawal income monitored based on one person (the “Single Option”) or two persons (the “Joint Option”). We refer to each person covered under Income Guide as a participant. Income Guide is most effective when you use it in consultation with your financial advisor.

Income Guide is not a guaranteed income option and it is not backed by our general account. If you need income guaranteed for life or another specified period of time, you should not rely on using Income Guide. For guaranteed income options, consider a guaranteed lifetime withdrawal benefit such as our Secure Source 3 rider, annuitization options, or other annuity contracts that provide guaranteed lifetime income riders or benefits.

Any withdrawals you make from your contract may result in surrender charges, taxes and penalties, and a proportional reduction in other contract benefits, including optional benefits for which you may pay an additional charge.

As part of the Income Guide program, we provide you with information regarding your annuity withdrawal amount, but we do not determine whether to make adjustments to your withdrawal amount or investment allocation. You need to decide what changes or adjustments may be right for you, or whether to seek the assistance of a financial advisor in making any decisions, based on the information provided and your given needs and circumstances.

Program Availability

Income Guide is only available if the servicing broker-dealer on your contract is Ameriprise Financial Services, Inc. (“AFSI”) which is our affiliate and we only currently offer the contracts through AFSI. We may modify or end the availability of Income Guide at any time in our sole discretion. We will notify you 30 days in advance of any changes to Income Guide or if we end the program. Advance notice will not be given for the events listed below that automatically terminate Income Guide or any changes we decide to make to the Prudent Income Percentages.

Income Guide is not available if your contract has any of the following optional riders.

•	SecureSource 3®;

•	SecureSource 3 NY®;

•	SecureSource Stages 2®;

•	SecureSource Stages NY®; or

•	Accumulation Protector Benefit.

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In addition, in order to enroll in Income Guide, the following eligibility requirements must be met.

(1)	One of the Income Guide participants must be an owner or annuitant under the contract.

(2)	Your contract cannot be a beneficially owned IRA.

(3)	You cannot be withdrawing substantially equal periodic payments as defined in the Internal Revenue Code. These payments are calculated in part using your life expectancy and place limits on the ability to increase withdrawals beyond a certain amount without incurring tax consequences.

(4)	You must have a single active systematic withdrawal program established, or applied and set to begin within 12 months of enrollment, elected on a gross basis (meaning you may not elect to set your withdrawal amount net of surrender charges or market value adjustment) and with a frequency of withdrawal set at monthly.

(5)	Your contract cannot have any active or deemed loans on it.

(6)	Your contract must have an Amerprise advisor registered with AFSI assigned as the agent of record on your contract.

(7)	All participants covered by the program must be at least age 50 and no older than age 85.

These eligibility requirements apply to any post-enrollment changes you may elect to make, such as changing or adding participants.

Income Guide will terminate automatically under any of the following circumstances.

(1)	You modify your systematic withdrawal program to a frequency other than monthly or you have more than one systematic withdrawal program in effect.

(2)	You take a loan on the contract.

(3)	On any contract anniversary where one of the participants attained the maximum age of 95 in the preceding contract year.

(4)	The death benefit under the contract becomes payable.

(5)	You elect a systematic withdrawal program to take substantially equal periodic payments as defined in the Internal Revenue Code. These payments are calculated in part using your life expectancy and place limits on the ability to increase withdrawals beyond a certain amount without incurring tax consequences.

(6)	AFSI is no longer the servicing broker-dealer on your contract.

(7)	Your contract terminates for any reason, including full surrender, the contract value reaches zero, or when you annuitize your entire contract (this does not apply to partial annuitziations which are permitted while you participate in Income Guide).

In the event of a change in ownership, systematic withdrawals are suspended, but you would continue to be enrolled in the Income Guide.

Enrolling in the Income Guide Program

You may elect to enroll in the Income Guide program at any time as long as we continue to offer it and you meet the eligibility requirements of participation. At the time of your enrollment, you will be required to complete an Income Guide Enrollment Form or answer questions and acknowledge your understanding of the program if we permit enrollment via telephone. In connection with enrollment, you will be asked whether you want the Single Option or Joint Option. You also will be required to provide the birthdate and sex of each participant covered under Income Guide. We use the age provided at enrollment to calculate the Prudent Income Amount.

If you are funding your contract through multiple sources that would involve making more than one initial purchase payment, you should consider waiting to enroll in Income Guide until your contract is fully funded. A large purchase payment not taken into account will result in a lower initial Prudent Income Amount being calculated. If your systematic withdrawal amount is based on all intended payments, then the amount you are withdrawing will be higher than the Prudent Income Amount that is calculated before we receive all intended purchase payments which may affect your Income Guide status.

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After enrolling, we will permit you to modify the selected option (Single Option or Joint Option) or to change the participants. Any changes are subject to the conditions stated in the Program Availability section above.

Withdrawal Monitoring and Reporting

Income Guide is designed to assist you and your financial advisor in managing the withdrawal of money out of your annuity contract to provide income. To aid in managing your withdrawals, we currently provide periodic reports to you and your financial advisor. This includes a detailed annual report we provide on each contract anniversary and a brief summary on the consolidated statements you receive either monthly or quarterly from AFSI. These reports include an Income Guide status based on the Prudent Income Amount calculated on the date we produce the report. The reporting and the status are designed to provide you information regarding the sustainability of your current withdrawal amount by comparing it to the current Prudent Income Amount. We provide no other reporting, so you should review your consolidated statement and annual report to see if your status under the program has changed. You also can review your current daily status by logging into your account on amperiprise.com. We reserve the right to modify the reporting we provide under the program at any time and in our sole discretion.

For purposes of Income Guide and the statuses we provide as part of withdrawal monitoring and reporting, when we describe a withdrawal amount as “currently sustainable” it means the Prudent Income Amount is in a range from 10% less than up to 25% more than your elected annual withdrawal amount. In contrast, we may describe a withdrawal amount as “may not be sustainable” if the Prudent Income Amount is more than 20% below your elected annual withdrawal amount. In instances where your current rate of withdrawal is below the current Prudent Income Amount, the probability of sustainability based on program assumptions increases. In instances where your current withdrawal rate is above the current Prudent Income Amount, the probability of sustainability based on program assumptions decreases.

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The following Income Guide statuses are used in our periodic reporting.

Income Guide Status	What the Status Means[1]
Attention Needed	Based on your current contract value, current withdrawals and program assumptions, Income Guide projects the current withdrawals may not be sustainable.

Caution	Based on your current contract value, current withdrawals and program assumptions, Income Guide projects that current withdrawals are near a point where they may not be sustainable.

On Track	Based on your current contract value, current withdrawals and program assumptions, Income Guide projects that withdrawals are currently sustainable. The minimum 90% probability assumed in the program only applies to the Prudent Income Amount and not to the “On Track” status which includes a range above and below the current Prudent Income Amount.

More Available	Based on your current contract value, current withdrawals and program assumptions, Income Guide projects that current withdrawals are at a point where you may consider additional options for utilizing your contract value.

These statuses are not designed to be, nor should they be construed as, investment advice. They are based on a comparison of your current annual withdrawal amount versus the current Prudent Income Amount. The statuses help you track how close your income level is to the Prudent Income Amount. In addition to your current status, you may also want to consider how long you have remained in a particular status, especially in cases where your status has remained “More Available” or “Attention Needed” for an extended period of time. In the end, your unique financial situation and the advice of your financial advisor should be utilized in assessing your Income Guide status and your utilization of the program as a whole.

Remember your experience during the program will vary. For example, if you experience higher returns, lower volatility, or make additional purchase payments, then the result is a more positive experience than assumed. In contrast, if you experience lower returns, higher volatility, fees, or you make additional withdrawals, then the result is a more negative experience than assumed.

If you completely suspend your withdrawals, we will no longer report a status. Also, remember that a change in ownership will automatically suspend systematic withdrawals. This, however, does not mean that subsequently restarting withdrawals will result in a sustainable rate of withdrawal. When you restart your withdrawals, a current Prudent Income Amount will be compared to your current withdrawal amount to determine a current status.

Income Guide does not take into account your unique financial situation, including how you allocate your contract value to available investment options, the allocation of your contract value to equities or bonds and how it has, or will, perform. In addition, the fees and charges we assumed in calculating values under the program may differ from the actual fees and charges on your contract. All of these differences can result in a

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Each status is determined based on your current Prudent Income Amount versus your current annual withdrawal amount. Attention Needed status occurs when the Prudent Income Amount is more than 20% below your current annual withdrawal amount. Caution applies where the Prudent Income Amount is from 20% below up to 9% below the annual withdrawal amount. On Track applies where the Prudent Income Amount is from 10% below up to 24% above the annual withdrawal amount. More Available applies when the Prudent Income Amount is 25% or more above the annual withdrawal amount.

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wide range of variations with respect to how often your status changes and how often you may want to make adjustments to your withdrawals. You must decide whether to modify withdrawals or take any other action with respect to your contract based on the status we report, and whether to consult your financial advisor.

The Prudent Income Amount

We use your current age, contract value, and Prudent Income Percentage to calculate your current Prudent Income Amount. We may modify these factors used to calculate your Prudent Income Amount at any time and in our sole discretion. We, RiverSource Life Insurance Company, solely determined what assumptions to use in deriving the Prudent Income Amount

Since the Prudent Income Amount is calculated daily and fluctuates based on age and current contract value, the program does not guarantee or result in a steady stream of income or provide a contract value. The Prudent Income Percentages are derived from a series of random simulations based on the following assumptions:

•	an investment allocation of 50% in equities and 50% in bonds;

•	expected returns of 9.0% on the equity allocation and 4.0% on the bond allocation that grades upward to 6.0% over a ten year period;

•	portfolio volatility of 9.0%;

•	a 1.0% average annual mortality and expense risk fee being assessed; and

•	taking level withdrawals each month.

It is important to remember that only the age of the participant and the contract value are specific to your contract. All of the factors used in determining the Prudent Income Percentages are general and not individualized or otherwise customized to you, your contract allocation, or any other circumstances specific to you.

The following factors related to your contract experience could impact your Income Guide status and the actual sustainability of you withdrawing the Prudent Income Amount:

(1)	the fees, returns and volatility of the underlying funds you have elected;

(2)	the specific fees of your contract;

(3)	additional purchase payments to the contract;

(4)	withdrawals in addition to the monthly systematic withdrawal;

(5)	partial annuitizations; or

(6)	your actual life expectancy or retirement horizon.

Since these assumptions are not customized to you, your circumstances will differ and the probability of withdrawals (without adjusting under the program) lasting for the duration of the program may be higher or lower than the probability used in developing the Prudent Income Percentages.

In addition, during long-term periods where your contract value is performing negatively, you will need to continuously decrease the amount of your withdrawal to stay in the “On Track” status. Also, while unlikely, your contract value may be depleted before age 95 even if you follow the program.

All of these return assumptions are net of any fees other than the mortality and expense risk fee assumption included above. We did not assume any specific underlying fund fees in the return assumption. Other contract charges, if they apply to you, were not included in the assumptions. This includes the contract administrative charge, surrender charges, and charges associated with optional benefits available under the contract. The “Charges” section of the prospectus provides additional details on the amount and applicability of these charges.

The assumptions are utilized to run a series of random simulations. These simulations result in a Prudent Income Amount that is the amount of annual income projected to provide a minimum 90% or greater probability of contract value lasting to age 95 (age 100 for joint), or for 8 years, whichever is longer. We then divide the Prudent Income Amount by the initial contract value assumed in the simulation in order to determine the Prudent Income Percentages.

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The Prudent Income Percentages change over time based on age. The table below shows the current Prudent Income Percentages utilized. In the case of the Joint Option, the youngest participant’s age is used to determine the Prudent Income Percentages.

PRUDENT INCOME PERCENTAGES
Participant Age	Single Option	Joint Option	Participant Age	Single Option	Joint Option	Participant Age	Single Option	Joint Option
50	3.0%	2.5%	66	4.6%	4.1%	81	6.3%	5.8%
51	3.1%	2.6%	67	4.7%	4.2%	82	6.6%	6.1%
52	3.2%	2.7%	68	4.8%	4.3%	83	6.9%	6.4%
53	3.3%	2.8%	69	4.9%	4.4%	84	7.2%	6.7%
54	3.4%	2.9%	70	5.0%	4.5%	85	7.5%	7.0%
55	3.5%	3.0%	71	5.1%	4.6%	86	8.0%	7.5%
56	3.6%	3.1%	72	5.2%	4.7%	87	8.5%	8.0%
57	3.7%	3.2%	73	5.3%	4.8%	88	9.0%	8.5%
58	3.8%	3.3%	74	5.4%	4.9%	89	9.5%	9.0%
59	3.9%	3.4%	75	5.5%	5.0%	90	10.0%	9.5%
60	4.0%	3.5%	76	5.6%	5.1%	91	10.5%	10.0%
61	4.1%	3.6%	77	5.7%	5.2%	92	11.0%	10.5%
62	4.2%	3.7%	78	5.8%	5.3%	93	11.5%	11.0%
63	4.3%	3.8%	79	5.9%	5.4%	94	12.0%	11.5%
64	4.4%	3.9%	80	6.0%	5.5%	95	12.5%	12.0%
65	4.5%	4.0%

The Prudent Income Percentage is multiplied by the contract value to determine the current Prudent Income Amount. The Prudent Income Amount will change over time due to changes in the contract value and the age of the participants covered under the program over time.

Although the Prudent Income Percentage increases with age, the Prudent Income Amount may not increase over time because a decreasing contract value can more than offset any increase in the Prudent Income Percentage. An increase in the Prudent Income Percentage does not protect against inflation.

Refer to “Example of a Prudent Income Amount Calculation” below to see how the Prudent Income Percentage is used to create a Prudent Income Amount.

By increasing with age, the Prudent Income Percentages result in less contract value being required to sustain the same current withdrawal amount. As a result, the Prudent Income Amount is not designed to preserve the level of your contract value. Following the monitoring program, however, including making adjustments to your rate of withdrawal over the life of the program, may increase the likelihood that your contract value will not be exhausted prior to the end of the program.

The assumptions used in determining values under Income Guide including investment and performance, are not tied in any way to your allocation of contract value and its performance. Your actual contract results can vary significantly from the performance we assumed in calculating the Prudent Income Amount.

The Prudent Income Amount is not a guarantee of present or future income and is not intended, nor should it be construed as, any form of investment advice.

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If your contract is funding an employer sponsored plan such as a retirement plan established under Section 403(b) or 401(a) of the Code, your ability to begin a systematic withdrawal or to change one may be subject to plan sponsor approval. To determine whether there are any plan based restrictions on Income Guide, contact your plan sponsor.

Example of a Prudent Income Amount Calculation

Below is an example of how Income Guide calculates the Prudent Income Amount and assigns the status of the sustainability of your withdrawals.

At the time of enrollment, assume the following:

(1)	you have elected the Single Option;

(2)	you are age 65;

(3)	your monthly systematic withdrawal amount is $350.00 ($4,200.00 annually); and

(4)	your contract value is $100,000.00.

Using these assumptions when you enroll, to calculate the Prudent Income Amount, the contract value is multiplied by the Prudent Income Percentage, which is 4.5%.

$100,000.00 x 4.5% = $4,500.00

In this case, the Prudent Income Amount is about 7.1% above your annual withdrawal amount. This results in being assigned a status of “On Track.”

Let’s assume six months after enrollment, you are still age 65 and your contract value is now $95,000. When you multiply the current contract value by the Prudent Income Percentage you get the following Prudent Income Amount.

$95,000.00 x 4.5% = $4,275.00

In this case, the Prudent Income Amount is about 1.8% above your annual withdrawal amount. This results in being assigned a status of “On Track.”

Let’s assume one year after enrollment, you are now age 66 and your contract value is now $82,000. When you multiply the current contract value by the Prudent Income Percentage you get the following Prudent Income Amount.

$82,000.00 x 4.6% = $3,772.00

In this case, the Prudent Income Amount is about 10.2% below your annual withdrawal amount. This results in being assigned a status of “Caution.”

Potential Benefits of the Income Guide Program

Income Guide can aid you in creating a non-guaranteed stream of income through systematic withdrawals from your contract. This can be beneficial in cases where your need for income is flexible and you do not want to have the added cost of a guaranteed living benefit rider or the loss of liquidity that can be associated with annuitization. This means Income Guide can be a flexible and potentially less expensive way to manage income over time. Remember, however, that when you withdraw money out of your annuity you may be subject to surrender charges and if your contract is non-qualified you would not receive the exclusion ratio available to you if you annuitized resulting in your contract receiving less favorable tax treatment.

In cases where your Income Guide status becomes “More Available” there may be opportunities to lock-in guaranteed income through partial annuitization, increase your withdrawal rate, or use a portion of your contract value for other purposes. In consultation with your financial advisor, you can determine whether one or more of these options are right for you. Please keep in mind increases in the amount you withdraw may be subject to additional surrender charges, taxes and penalties.

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Potential Risks of the Income Guide Program

Income Guide, including the Prudent Income Amount, is not a guarantee of income. If your annuity contract value is depleted your contract and any benefits associated with it, including Income Guide, will end without value.

In instances where your contract enters the “Attention Needed” status, even if you take steps to address the status such as lowering withdrawals from your contract, it is possible depending on continued performance of your contract that you could remain in or re-enter the status for an extended period of time. If you do not adjust your withdrawals when you are in the “Attention Needed” status, it could substantially increase the likelihood your contact value will be depleted, especially if you remain in this status for an extended period of time without making any adjustments.

Income Guide does not provide any additional waiver of any applicable surrender charge. This means in cases where your contract is subject to a surrender charge, any amounts withdrawn in excess of the free amount will be assessed a surrender charge, including any instance where you are withdrawing the Prudent Income Amount. For additional information on surrender charges, refer to the “Surrender Charge” subsection of the “Charges” section of this prospectus.

If your contract is issued on a qualified basis, you are subject to certain required minimum distribution rules for federal tax purposes. These rules may require you to take withdrawals out of your annuity that exceed the Prudent Income Amount. If this occurs, taking the required withdrawals may increase the likelihood that you will deplete your annuity contract over time.

If your relationship with your advisor ends, you will no longer receive assistance using the Income Guide service, thereby decreasing its overall effectiveness in managing your income. If your contract continues to be serviced by AFSI, but you have ended your relationship with the financial advisor with whom you set up Income Guide, Income Guide will continue, and you should request AFSI assign you another advisor to assist you with maximizing the effectiveness of Income Guide. We cannot guarantee that AFSI will assign you an advisor that will assist you with Income Guide.

If you rely on Income Guide for managing your income needs and the service terminates, either because we choose to no longer offer it or a circumstance arises where automatic termination occurs, you may be in a position where you cannot find a means to manage or monitor your income going forward. Remember, in any instance where AFSI is no longer the servicing broker-dealer of record for your contract, Income Guide will automatically terminate.

THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

S-6594-5 A (10/14)

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